ROMA FINANCIAL CORPORATION LETTERHEAD

July 21, 2009

By Edgar, U.S. Mail and facsimile to (202) 772-9236

Mr. Christian Windsor

Special Counsel

Financial Services Group

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Roma Financial Corp.
Form 10-K
Filed March 9, 2009
File No. 000-52000

Dear Mr. Windsor:

Set forth below are the responses of Roma Financial Corp. (the “Company”) to the comments contained in the Staff’s follow up letter of comment, dated July 9, 2009. For ease of reference, each comment is reproduced below followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2008

Item 13. Certain Relationships and Related Transactions and Director Independence

Certain Relationships and Related Transactions and Director Independence, page 26 of Definitive Proxy Statement on Schedule 14A

1.

We note your response to comment 5 in our letter dated May 29, 2009. Please confirm, if true, that loans to related persons were made in the ordinary course of business; were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and did not involve more than the normal risk of collectability or present other unfavorable features. Refer to Instruction 4.c to Item 404(a) of Regulation S-K.

The Company hereby confirms that loans to related persons were made in the ordinary course of business; were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender; and did not involve more than the normal risk of collectability or present other unfavorable features.

2.

We note your response to comment 6 in our letter dated May 29, 2009. Please tell the staff what types of transactions are covered by the company’s policies and procedures. Please also tell the staff whether the policies and procedures are in writing and, if not, how such policies and procedures are evidenced. Refer to Item 404(b)(1) of Regulation S-K.

With respect to loans to related persons which constitute most transactions between the Company and related persons, the Company’s policies and procedures are in writing. Both the Company’s code of ethics and the Bank’s lending policies require that the loans be made on substantially the same terms as other loans and not involve more than the normal risk of collectability or present other unfavorable features. The loan policy also requires that loans to related persons be approved by the Board of Directors with any interested director abstaining from the vote. The Company’s Code of Ethics also restricts insiders from any financial interest, direct or indirect, in any customer or supplier of the Bank, except as approved in advance by the Board of Directors (the Board), President, or the Chairman of the Board, as appropriate. Pursuant to this provision, the Board has approved utilizing the services of an attorney who is the son of director of the Company for legal services. Other than those transactions, there are no transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K.

* * *

We are pleased to be able to provide the foregoing information. If you require any further information regarding the foregoing matters, please do not hesitate to call Peter A. Inverso at (609) 223-8331 or our counsel, Joan S. Guilfoyle, Esq. of Malizia Spidi & Fisch, PC at (202) 434-4660.

Sincerely,

/s/ Peter A. Inverso	/s/ Sharon L. Lamont

Peter A. Inverso	Sharon L. Lamont
President and Chief Executive Officer	Senior Vice President and
Chief Financial Officer